FORECLOSURE VENTURE CAPITAL,INC.
2104 Grier Ave. Linden, N.J. 07036
908 447-2522, 732 771-6211

 April 5, 2011

 RE:  S-1 Form withdrawal
FILE NO.  333-172260
CIK NO. 0001509191

Dear Tom Kluck:
 We are requesting to withdraw our filing of Form S-1. No securities were sold in connection with this offering.
 At a later date we may undertake a subsequent private offering in reliance on Rule 155(c).

Sincerely,

Natavarbhai Patel